Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2010
Computation of Earnings:
(Loss) income from continuing operations before income taxes and (loss) income on equity method investments	$(135,554)	$70,864	$152,840	$371,920	$421,487	$419,239

Add:
Interest expense (1)	223,911	217,134	237,314	255,073	251,291	178,511
Operating leases	50,601	71,092	73,916	79,189	82,522	67,123
Amortization of interest capitalized	2,563	2,600	2,622	2,692	2,751	1,570

Earnings as adjusted	141,521	361,690	466,692	708,874	758,051	666,443

Computation of fixed charges:
Interest expense	223,911	217,134	237,314	255,073	251,291	178,511
Interest capitalized	473	651		770	495	602
Operating leases	50,601	71,092	73,916	79,189	82,522	67,123

Fixed charges	274,985	288,877	311,230	335,032	334,308	246,236

(Deficiency) excess in earnings required to cover fixed charges	$(133,464)	$72,813	$155,462	$373,842	423,743	420,207

Ratio of earnings to fixed charges (2)		1.25x	1.50x	2.12x	2.27x	2.71x

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes and (loss) income on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.